SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For the month of April 2003                              File Number: 0-31384


                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,
(514) 392-2384
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


          Form 20-F __X_____                   Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes ________                   No  ___X____


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        BELL CANADA INTERNATIONAL INC.


Date: April 8, 2003                     [Signed:  Graham E. Bagnall]
                                        -------------------------------------
                                        Name: Graham E. Bagnall
                                        Title: Vice-President and Comptroller

                         BELL CANADA INTERNATIONAL INC.
                              EXHIBITS TO FORM 6-K


                                      INDEX





EXHIBIT 99.1.       Notice of 2003 Annual Meeting and Management Proxy Circular

EXHIBIT 99.2.       Annual Report 2002